SCHEDULE 13G


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No )*

                             ELEGANT ILLUSIONS, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   286171 10 3
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286171 10 3

1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

     Gavin Gear and Tamara Gear
     --------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
     --------------------------

(b)     X
     --------------------------
3) SEC Use Only

4) Citizenship or Place of Organization

     New Zealand/ United States
     --------------------------
Number of                         (5) Sole Voting Power 3,346,930/3,324,930
Shares Bene-                      ----------------------------------------------
ficially                          (6) Shared Voting Power 0/0
Owned by                          ----------------------------------------------
Each Report-                      (7) Sole Dispositive Power 3,346,930/3,324,930
ing Person                        ----------------------------------------------
With                              (8) Shared Dispositive Power 0/0
                                  ----------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

     Gavin Gear: 3,346,930
     Tamara Gear: 3,324,930
     --------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     (See Instructions) X
     --------------------------

11) Percent of Class Represented by Amount in Row 9

     19.2%/19.1%
     --------------------------
12) Type of Reporting Person (See Instructions)

     IN/IN
     -----
Instructions for Cover Page

(1) Names and Social Security Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G", below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3) The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

CategorySymbol

Broker DealerBD

BankBK

Insurance CompanyIC

Investment CompanyIV

Investment AdviserIA

Employee Benefit Plan, Pension Fund, or Endowment FundEP

Parent Holding CompanyHC

CorporationCO

PartnershipPN

IndividualIN

OtherOO

                                    Item 1(a)

Name of Issuer:

     ELEGANT ILLUSIONS, INC.
     -----------------------
                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

     542 Lighthouse Ave., Suite 5, Pacific Grove, CA 93950
     -----------------------------------------------------
                                    Item 2(a)

Name of Person Filing:

     Gavin Gear and Tamara Gear
     --------------------------
                                    Item 2(b)

Address of Principal Business Office or, if none, Residence:

     542 Lighthouse Ave., Suite 5, Pacific Grove, CA 93950
     -----------------------------------------------------
                                    Item 2(c)

Citizenship:

     Gavin Gear: New Zealand
     Tamara Gear: United States
     --------------------------
                                    Item 2(d)

Title of Class of Securities:

     Common Stock
     ------------
                                    Item 2(e)

CUSIP Number:

     286171 10 3
     -----------
                                     Item 3

Not Applicable.

                                     Item 4

Ownership.

(a) Amount Beneficially Owned:

     Gavin Gear: 3,346,930
     Tamara Gear: 3,324,930
     --------------------------

(b) Percent of Class:

     Gavin Gear: 19.2%
     Tamara Gear: 19.1%
     ------------------
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

     Gavin Gear: 3,346,930
     Tamara Gear: 3,324,930
     ----------------------
(ii) shared power to vote or to direct the vote

     Gavin Gear: 0
     Tamara Gear: 0
     --------------
(iii) sole power to dispose or to direct the disposition of

     Gavin Gear: 3,346,930
     Tamara Gear: 3,324,930
     ----------------------
(iv) shared power to dispose or to direct the disposition of

     Gavin Gear: 0
     Tamara Gear: 0
     --------------
                                     Item 5

Ownership of Five Percent or Less of a Class.

     Not Applicable.
     ---------------
                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person.

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.
     ---------------

                                     Item 8

Identification and Classification of Members of the Group.

     Gavin Gear and Tamara Gear are husband and wife; but do not affirm the existence of a group. Each disclaims beneficial ownership of the Issuer's shares held by the other.

                                     Item 9

Notice of Dissolution of Group.

     Not Applicable.
     ---------------
                                     Item 10

Certification.

     Not Applicable.
     ---------------


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1997                            March 11, 1997
--------------                            --------------
Date                                      Date

s/ Gavin Gear                             s/ Tamara Gear
-------------                             --------------
Signature                                 Signature

Gavin Gear                                Tamara Gear
----------                                -----------
Name/Title                                Name/Title